Segall Bryant & Hamill Trust

September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Segall Bryant & Hamill Trust

File No. 811-03373

Registration Statement on Form N-1A / Post-Effective Amendment

To Whom It May Concern:

On behalf of Segall Bryant & Hamill Trust (the “Trust”), attached hereto for filing pursuant to Rule 485(a) is post-effective amendment No. 139 (under the Securities Act of 1933, as amended) and No. 140 (under the Investment Company Act of 1940, as amended) to the Registrant’s registration statement on Form N-1A (“PEA 140”). PEA 140 is being filed with respect to a new series of the Trust: the Segall Bryant & Hamill International Equity Fund.

The SEC Staff is requested to address any comments on this filing to the undersigned at 513-869-4262.

Sincerely,

/s/Maggie Bull

Maggie Bull

Secretary

Segall Bryant & Hamill Trust

Enclosure

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP